November 4, 2004

Dear Shareholders:

We are writing to update you on the progress we have made at BellaVista Capital since our last communication.

New Investments

We are pleased to announce that we have approved funding for two new investments. The first investment, totaling $3.2 million, and secured by a second deed of trust, provides financing for the construction of 32 condominium units which will be built above a 2,900 square foot retail space in San Francisco, California. The project is fully entitled and will begin construction upon funding of our loan together with a $9.3 million construction loan from a regional lender. Individual units are expected to sell in the mid to high $400,000's.

Another approved investment provides $1.58 million, secured by a first deed of trust, for acquisition and entitlement for a mixed-use condominium and retail development in East Palo Alto, California. Upon entitlement, our financing will provide up to an additional $1.5 million to help secure construction financing for the project. The project is planned for 30 condominium units over retail. The residential units are expected to sell in the high $300,00's.

Each of these investments has been underwritten to achieve returns in excess of 25% on our investment. In addition to the new investments we have approved, we are negotiating terms for additional investments totaling approximately $15 million. We continue to expand our pipeline of investments through advertising, direct mail and industry networking.

Current Investments

We currently have 18 investments, 15 of which are not earning income and are therefore non-performing. These non-performing investments, which were all originated in 2001 or earlier, currently represent approximately 72% of our net realizable assets. We have been making good progress toward the completion and sale of these non-performing investments.

Since our last letter BellaVista has sold five properties, one of which has closed escrow, at prices of $0.45 million; $3.52 million; $4.5 million; $5.6 million; and $5.65 million. In each case the sale price was at or slightly above the price we used to estimate our June 30, 2004 net asset value. We currently have five properties under sales contracts with escrows scheduled to close by early December. An additional four properties are on the market for sale and eight are in the construction stage with all but two expected to complete construction before the end of the year.

The performing portion of our invested assets, representing approximately 15% of our portfolio, and which include our investments in Colorado Springs and San Mateo, is currently accruing income at 13% of the invested assets. As we continue to originate new investments, this performing portion of our invested assets will increase as a percentage of our total capital.



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BellaVista Shareholders
November 4, 2004
Page 2


Operating costs

The Company has continued to reduce operating expenses related to our continuing business operations. However, we are still burdened with expenses related to our non-performing investments. Of the $837,000 in expenses that we incurred during the three months ended September 30, $450,000 were legal, insurance or carrying charges related to our non-performing investments. As we complete and sell these non-performing assets and wind up our legal issues, these expenses will decrease.

New Offices

At the end of the year we will be moving our offices to smaller, more reasonably priced office space, which better suits our leaner operations. In August we sublet unutilized space in our current office building creating a savings of $42,000 during the last five months of this year.

Annual Meeting

As you are aware, The Board of Directors postponed our Annual Meeting in September in order to address the issues raised by the group of shareholders who put forth a proposal for vote at the meeting. Although the Board does not necessarily agree with the position set forth in the proposal, the Board has been working with the shareholder group in order to properly frame the issues they seek to advance. The Board has also been taking the necessary steps to evaluate the Company's strategic alternatives, including consulting with independent advisors, so that it is in a position to make an informed recommendation to the shareholders about all proposals appearing on the ballot. In a short while, the Company will send out notice of the annual meeting which we expect to hold in February or March 2005.

Stock Redemption

The company understands that a number of shareholders may desire to liquidate their investment in BellaVista Capital. We also understand that there are a number of shareholders who see value in the company and its current business plan. In order to accommodate these differing shareholder needs, the Board has recently approved a change to the redemption plan that will make even more liquidity available for shareholders. As part of the change in policy, the company intends to make funds available for repurchases of stock before the end of 2005 in sufficient amounts to satisfy the needs of those seeking liquidity. These repurchases can be made with company funds and still leave ample capital to pursue the business plan and take advantage of the net operating loss carry forward. We expect the first repurchase offer will be made later this month.

Under the revised policy, for each repurchase period, the company will mail all shareholders a document, which sets forth the terms under which the repurchase offer is made, including the total amount of funds allocated for the repurchase of stock, the price offered, the time period for shareholder acceptance and the date of payment by the company. Each shareholder will have a minimum of 20 days to respond to the repurchase offer. Included in the document will be information necessary to allow the shareholder to make an informed decision about the fairness of the repurchase offer. In the event that more shares are tendered for repurchase than funds allocated permit, each shareholder's tendered shares will be repurchased on a basis that is prorated to the entire number of shares tendered. The full text of the revised policy, which supercedes our previous policy, is available online at www.sec.gov or you may request a copy by calling our office.

Sincerely,


Michael Rider
President